As filed with the Securities and Exchange Commission on July __, 2000
                                                  Registration Number 333-______


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                Compositech Ltd.
             (Exact name of registrant as specified in its charter)

                  Delaware                              11-2710467
          (State of incorporation)       (I.R.S. Employer Identification No.)

            710 Koehler Avenue, Ronkonkoma NY 11779 - (631) 585-7710
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 Samuel S. Gross
                Executive Vice President, Secretary and Treasurer
            710 Koehler Avenue, Ronkonkoma NY 11779 - (631) 585-7710
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                 With a copy to:
                               Edward F. Cox, Esq.
                    Patterson, Belknap, Webb & Tyler LLP 1133
         Avenue of the Americas, New York, NY 10036-6710 (212) 336-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------

                                      Proposed
Title of Each Class      Amount of     Maximum      Proposed Maximum       Amount of
of Securities to be   shares to be  Offering Price  Aggregate Offering  Registration Fee
    Registered        Registered(1)  per Share (2)       Price (2)            (2)
---------------------------------------------------------------------------------------
Common stock
($0.01 par value)(3)     9,050,085      $0.454        $4,108,739
Common stock
($0.01 par value)(4)       542,380      $0.688           373,157
Common stock
($0.01 par value)(4)       709,849      $0.7326          520,035
Common stock
($0.01 par value)(4)        12,500      $1.094            13,675
Common stock
($0.01 par value)(4)        25,000      $1.125            28,125
Common stock
($0.01 par value)(4)        25,000      $1.156            28,900
Common stock
($0.01 par value)(4)         5,750      $1.188             6,831
Common stock
($0.01 par value)(4)       316,871      $1.200           380,245
Common stock
($0.01 par value)(4)        25,000      $1.219            30,475
Common stock
($0.01 par value)(4)        25,000      $1.245            31,125
Common stock
($0.01 par value)(4)       135,000      $1.250           168,750
Common stock
($0.01 par value)(4)       129,000      $1.272           164,088
Common stock
($0.01 par value)(4)         6,250      $1.281             8,006
Common stock
($0.01 par value)(4)        54,880      $1.375            75,460
Common stock
($0.01 par value)(4)        23,750      $1.500            35,625
Common stock
($0.01 par value)(4)        12,500      $1.563            19,538
Common stock
($0.01 par value)(4)        87,500      $2.125           185,938
Common stock
($0.01 par value)(4)       112,500      $2.131           239,738
Common stock
($0.01 par value)(4)        40,000      $2.250            90,000
Common stock
($0.01 par value)(4)       125,000      $2.372           296,500
Common stock
($0.01 par value)(4)       107,500      $2.647           284,553
                     -------------             ----------------------------------------
Totals                  11,571,315                     $7,089,503           $1,872
                     -------------             ----------------------------------------


(1) Pursuant to Rule 416 of the Securities Act, there are also being registered hereunder such indeterminate number of additional shares as may be issued to the selling stockholders because of future dividends, stock distributions, stock splits or similar capital adjustments and exercise price adjustments due to such events pursuant to the terms of certain of the securities being registered.

(2) The maximum offering price of $0.454 per share for the 9,050,085 shares of common stock of Compositech Ltd. was based upon the average of the high and low prices of the common stock of Compositech reported by The Nasdaq SmallCapSM Market for its common stock on July 17, 2000, (in accordance with Sections (c) and (g) of Rule 457 of Regulation C). The maximum offering price per share for the remainder of the shares of common stock being registered on this Registration Statement is the exercise price for the warrants which such shares underlie, since in each case the exercise price is higher than the average of the high and low prices of the common stock of Compositech, reported by The Nasdaq SmallCapSM Market for its common stock on July 17, 2000(in accordance with Section (g) of Rule 457 of Regulation C).

(3) Represents 1,214,839 shares of common stock issued in a private placement of Compositech's common stock, 1,480,081 shares of common stock being registered in accordance with a contractual obligation, issuable in the event certain term notes are converted into common stock, 1,350,165 shares of common stock issued in connection with the election by certain promissory noteholders who have elected repayment of their notes in shares of common stock, 1,745,000 shares of common stock being registered in accordance with a contractual obligation, issuable in the event 54,000 shares of Compositech's Series C 8% Convertible Preferred Stock are converted into common stock and 3,260,000 shares of common stock being registered in accordance with a contractual obligation, which represents 200% of the shares currently issuable in the event 500 shares of Compositech's Series D 8% Convertible Preferred Stock are converted into common stock.

(4) Represents shares of common stock underlying common stock purchase warrants, with expiration dates ranging from July 31, 2001 to November 5, 2004 and exercise prices set forth in the above table, since in each case, their respective exercise price is greater than the average of the high and low prices of the common stock of Compositech, reported by The Nasdaq SmallCapSM Market for its common stock on July 17, 2000 (in accordance with Section (g) of Rule 457 of Regulation C) and expiration dates ranging from July 31, 2001 to November 5, 2004.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

                   Subject to Completion, dated July___, 2000


PROSPECTUS
                                COMPOSITECH LTD.

                        11,571,315 Shares of Common Stock
                     ---------------------------------------

     The selling stockholders named in this prospectus are offering and selling up to 11,571,315 shares of the common stock of Compositech Ltd. This amount includes 2,521,230 shares which may be acquired upon exercise of warrants held by some of the selling stockholders. Up to 1,820,000 shares being offered may be issuable if certain shares of Series C 8% Convertible Preferred Stock and warrants issued in connection with the placement of those shares are converted into or exercised for shares of common stock. Up to 3,969,849 shares being offered may be issuable if certain shares of Series D 8% Convertible Preferred Stock and warrants issued in connection with the placement of those shares are converted into or exercised for shares of common stock. 2,141,952 shares being offered may be issuable if certain of our term notes and warrants issued in connection with the placement of those notes are converted into or exercised for shares of common stock.

     The prices at which the selling stockholders may sell the shares of common stock will be determined by prevailing market prices for the shares or by negotiated transactions. We will not receive any of the proceeds from the sale of shares, but will receive the exercise price of the warrants.

     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "CTEK". On July 17, 2000, the closing sales price of our common stock on The Nasdaq SmallCap Market was $0.438


                     ---------------------------------------


     You Should Read The Description Of Certain Risks Under The Caption "Risk Factors" Beginning On Page 6 Before Purchasing Our Common Stock.

                     ---------------------------------------

     Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved These Securities Or Passed Upon The Accuracy Or Adequacy Of This Prospectus. Any Representation To The Contrary Is A Criminal Offense.

                 The date of this prospectus is July ___, 2000.

                               PROSPECTUS SUMMARY

     Compositech has developed a proprietary technology for the manufacture of innovative and superior copper-clad fiberglass epoxy laminates used to make printed circuit boards. Printed circuit boards are important parts of:

     o    personal computers;
     o    workstations;
     o    data communication equipment;
     o    internet servers; and
     o    telecommunications equipment.

     Prior to December 3, 1999, we had focused our resources on utilizing our technology to manufacture laminates for the multilayer/high performance laminate segment of the market. In 1998, this market was $2.4 billion worldwide according to IPC, a trade organization and the United States' share of this market was $852 million.

     In the last half of 1999, we experienced a demand for product that was greater than our production capability. In addition, we were unable to obtain adequate financing to maintain or expand our manufacturing capabilities. On December 3, 1999, we suspended our manufacturing operations and refocused our resources on locating suitable licensees, joint venture partners or purchasers for our technology. As a result, we reduced our staff from 124 employees to six. We are also exploring potential mergers and acquisitions or other strategic transactions.

     In March 2000, we formally launched our licensing program by sending proposals to a limited number of select candidates supported by our recommendation letters from several original equipment manufacturers ("OEM's") and printed circuit board customers. At the current date, we are having licensing discussions with five potential licensees. These include two laminate manufacturers and two suppliers to the industry.

     We have 30 patents in the United States and other major industrial countries. Our patents cover:

     o    our laminates;
     o    the process we use to make our laminates; and
     o    the equipment we use to make our laminates.

     On June 2, 2000, we entered into a letter of intent to acquire The Aeon Group, Inc., a Business-to-Business (B2B) e-commerce software company pursuant to a merger in which Compositech would be the surviving corporation.


                       -----------------------------------


Our offices are located at:         710 Koehler Avenue
                                    Ronkonkoma, NY 11779
                                    (631) 585-7710

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus, including the documents that we incorporate by reference, before you decide to purchase shares of our common stock.

We Have Had Limited Revenues; Our New Licensing Program May Not Be Successful; We May Not Be Able to Continue as a Going Concern; We May Not Be Able to Achieve Commercial Acceptance of Our Product or Generate Sufficient Revenues to Make a Profit


     Compositech Ltd. was a development stage company through December 31, 1996, has had limited revenues from the sale of laminates, has incurred significant losses and has had substantial negative cash flow since inception.

     As of December 31, 1999, we had an accumulated deficit of $50,349,052 and a capital deficiency of $6,556,238 and at March 31, 2000 an accumulated deficit of $51,249,982 and a capital deficiency of $5,104,746. Our independent auditors have included an explanatory paragraph in their report covering the December 31, 1999 financial statements, which expresses substantial doubt about our ability to continue as a going concern. As of December 3, 1999, we suspended manufacturing laminates due to a lack of skilled employees and adequate financing, and we have refocused our resources on finding suitable licensees, joint venture partners or purchasers for our technology.

     We require additional funding to settle past due accounts payable and operating expenses until revenues from royalties from licensing or joint venture arrangements are sufficient for these purposes. We expect that significant operating losses will continue in 2000. We cannot assure you that we will be able to successfully license or realize on our technology or that we or any licensee will successfully achieve broad commercial acceptance of our products or that we will be able to generate sufficient revenues to achieve profitable operations.

We Need Additional Financing Which May Dilute Stockholders' Ownership Percentages; We Have to Settle Various Debts; We May Not Be Able to Continue as a Going Concern

     Our available funds, without giving effect to alternative sources of funding, are not sufficient to continue as a going concern. We will need additional funding to settle past due accounts payable, which represent substantially all our accounts payable, and for operations in 2000 which may be raised through sources including:

     o    license fees;
     o    sales of equipment in connection with licensing operations;
     o    joint ventures or other collaborative relationships;
     o    mergers; or
     o    equity or debt financing.

     We cannot assure you that additional funding will be sufficient and available or, if it is available, that it will be available on acceptable terms. Our funding sources may require that our trade creditors, stockholder note holders and deferred salary payees receive less than the full amounts due them in cash and receive some amount in common stock. Although discussions have been started with certain creditors in this regard, there is no assurance that the creditors will accept the proposals. If additional funds are raised or debts are settled through the issuance of equity securities or securities convertible into equity securities, the percentage ownership of then current stockholders of

Compositech will be reduced. Such securities may have rights, preferences or privileges senior to those of the holders of common stock.

     If additional funds are not available to satisfy our past due accounts payable and our short-term or long-term capital requirements, we may not be able to continue as a going concern.


We Could Lose Our Patents and Certain Production Equipment If We Default on Notes and Can't Extend Them

     Our patents and certain other assets are subject to liens securing outstanding debt as follows:

     o notes payable to stockholders in the amount of $100,000 and notes payable to stockholders/directors/officers in the amount of $733,333 are collateralized by a second lien on U.S. Patents and Patent Applications;

     o notes payable to stockholders/directors/officers in the amount of $745,000 are collateralized by a first lien on our patents, patent applications and certain production equipment; and

     o term notes of $1,557,655 are collateralized by certain pieces of production equipment.

     If we default on the notes, we could lose all or most of its patents and certain production equipment. The potential loss of these assets could force us to negotiate new and disadvantageous terms to extend the due dates of such notes.

We May Not Be Able to Find Suitable Licensees, Joint Venture Partners or a Purchaser for Our Technology

     We are currently seeking licensees, joint venture partners or purchasers for our technology. There can be no assurances that we will be able to find suitable licensees, joint venture partners or purchasers for our technology or that we will be able to negotiate acceptable terms with such entities if found. If we are unable to find a suitable licensee, joint venture partner or purchaser for our technology, we may not be able to continue as a going concern.

Our Licensees May Not Be Able to Compete Successfully Against Some Large Competitors

     The laminate manufacturing business is highly competitive. Our competitors include major corporations, such as General Electric Company, which have substantial financial, marketing and technical resources. In 1994, we granted patent immunity on its product patents to AMP and Akzo Electronics Products NV, which, at the time, were operating a joint venture which was developing a new process to make linear laminates.

     The future success of Compositech will depend on our ability or our licensees' or joint venture partners' ability to effectively market products made using our technology against competitors with potentially greater resources. We cannot assure you that our licensees or joint venture partners will be able to compete successfully in the future.

We May Not Be Able to Attract and Retain The Key Personnel We Need to Succeed

     We believe that our success will depend to a significant extent upon the efforts of our executive officers and senior management as well as our ability to attract and retain highly qualified managerial, technical and sales personnel. On December 3, 1999, we suspended manufacturing operations and reduced our staff to nine and subsequently to six employees. All manufacturing personnel and most of our engineers were terminated. As of December 31, 1999, Christopher F.

Johnson resigned from his position as President and Chief Executive Officer and from the Board of Directors to accept a position with Park Electrochemical Corp., a manufacturer of laminates.

     The loss or unavailability of our executive officers or other senior management or the inability to attract, assimilate or retain such personnel in the future could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Licensees or Joint Venture Partners

     If we are able to find suitable licensees or joint venture partners for our technology and negotiate a license or transaction with them, we may be dependent on the manufacturing and machinery capability of companies who have limited experience with products like ours. There can be no assurance that such licensees or joint venture partners will successfully utilize our technology and achieve a level of sales which will generate royalty income for us which will be sufficient to achieve profitable operations.

Technological Changes in the Printed Circuit Board Industry Could Reduce Demand for Our Product

     Our laminates are used in the electronic printed circuit board industry which could encounter competition from new technologies in the future and reduce the number of circuit boards required in electronic equipment or render existing interconnect technology less competitive or obsolete.

Our Patents and Intellectual Property May Be Challenged, Invalidated or Circumvented Which Would Negatively Impact Our Competitive Position

     We believe that our patent estate and our know-how are important for the protection of our technology. We cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented or that such patents will provide substantial protection with respect to our product, process or competitive position. In addition, certain proprietary information which is considered to be of substantial value is not covered by patents and, along with our other intellectual property, is subject to misappropriation or obsolescence.

     In addition, we granted certain immunities on our product patents to AMP and Akzo Electronics Products NV which were potential competitors of ours. We granted HT Troplast AG ("HT"), a significant stockholder of ours, the exclusive right under a license, to produce and market Compositech's laminates in Europe, the countries of the former Soviet Union and Turkey. Although HT exited the laminate business, the license remains in effect. Pursuant to the agreement, we are obligated to sell only through HT in such territories.

Certain Significant Stockholders Could Control the Management and Policies of Compositech Which Could Prevent a Change of Control and May Adversely Affect the Rights of Other Stockholders

     As of July 18, 2000, officers, directors and certain other significant stockholders of Compositech beneficially owned approximately 14.9% of our common stock and voting preferred stock, including stock options and warrants exercisable within 60 days. It is expected that these stockholders will continue to control the management and policies of Compositech. In addition, several holders of Compositech's convertible preferred stock or convertible term notes could become significant stockholders if they elect to convert their holdings to shares of common stock. Included in the beneficial ownership of officers and directors are 1,702,467 shares of common stock that were lent to us by two directors to use as collateral for a loan from CreditBancorp. The SEC has commenced an action against Credit Bancorp, its principals and trustee, claiming violations of the securities laws by misappropriating securities placed as collateral and has had a receiver appointed. To date, the receiver has only located 1,122,967 of these shares and some or all of them are or may be in margin accounts. It is not known when and how many shares may be returned to the stockholders. In accordance with agreements with the two directors who lent the shares of common stock in question to us, we may have to replace part or all of the aforementioned shares which would dilute stockholders' current ownership percentages.

     In addition, some of these officers, directors and other stockholders, in connection with certain outstanding loans, have a security interest in some of our manufacturing equipment and either all of our patents and patent applications or in our U.S. patents and patent applications.

We Cannot Guarantee That Our Securities Will Continue to be Listed on The Nasdaq SmallCap MarketSM; If Not Listed You May Find it More Difficult to Sell Your Shares

         Our common stock is quoted on The Nasdaq SmallCap MarketSM. We have received a letter from The Nasdaq SmallCap MarketSM informing us that we currently do not meet certain of the maintenance criteria for continued listing of the common stock on The Nasdaq SmallCap MarketSM, specifically the first two items listed below. The minimum listing requirements for continued listing The Nasdaq SmallCap MarketSM include, among other criteria:

     o net tangible assets of at least $2.0 million, or market capitalization of $35 million, or net income of $500,000 (in the latest fiscal year or two of the last three fiscal years);

     o    a minimum bid price per share of $1.00;

     o    a market value of the public float of $1.0 million;

     o    300 round lot shareholders; and

     o    two market makers.

     This failure to meet the maintenance criteria may result in the discontinuance of the inclusion of the common stock on The Nasdaq SmallCap MarketSM. We have responded to Nasdaq with our plans to take all steps possible to maintain our listing, including asking stockholders to approve a reverse split of common stock so as to initially have a minimum bid price per share of over $1.00, but there can be no assurance that we will be able to maintain our listing on The Nasdaq SmallCap MarketSM. In the event we are delisted, trading, if any, in the common stock may continue to be conducted in non-Nasdaq over-the-counter markets and investors may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the common stock. The common stock would then be subject to the risk that it could become characterized as low-priced or "penny stock," which characterization could severely affect the ability of stockholders to sell their common stock.

     The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.
     In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the common stock becomes subject to the penny stock rules, investors may find it more difficult to sell their common stock.

Certain Restrictive Charter and Bylaw Provisions May Have the Effect of Deterring Takeovers and Affect The Price of Your Shares

     Our Restated Certificate of Incorporation and Bylaws allow the Board of Directors, without approval of the stockholders, to issue shares of preferred stock and to fix the rights and preferences of the preferred stock. The Board of Directors can also prohibit stockholders of Compositech from calling a special meeting unless requested by at least a majority of the outstanding voting shares. The Restated Certificate of Incorporation does not provide for cumulative voting for election of directors.
     These provisions could have the effect of deterring unsolicited takeovers or other business combinations or delaying or preventing changes in control or management of Compositech. This may prevent transactions in which stockholders might otherwise receive a premium for the securities over then-current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Additional Shares will be Eligible for Public Sale in the Future; The Sale of a Large Number of Shares Could Cause Our Stock Price to Go Down

     Immediately following this offering, there would be an aggregate of 29,040,901 shares of common stock outstanding, if all of the shares being registered pursuant to this prospectus were issued. In addition, an aggregate of 6,900,344 shares of common stock are issuable pursuant to outstanding options and stock purchase warrants, 163,331 shares are issuable upon the conversion of Series A Convertible Preferred Stock and up to 4,534,696 are issuable upon the exercise of repricing warrants assuming the holders of certain term notes convert the balance of the notes into common stock. The number of shares has been estimated based on a market price of $0.46 per share as defined in and using the formula contained in the repricing warrants.

     The Series C 8% Convertible Preferred Stock, the Series D 8% Convertible Preferred Stock and the term notes and related repricing warrants are convertible into or exercisable for common stock at a discount to the then-prevailing market price of our common stock. The lower the stock price at the time of conversion, the more shares the holders of the securities will receive. Sales resulting from the conversions or exercise of these securities could have an immediate adverse effect on the market price of the common stock.

     Subject to restrictions on transfer referred to below, shares of common stock issued by Compositech in private transactions, are treated as "restricted securities" as defined under the Securities Act and in the future may be sold in compliance with Rule 144 under the Securities Act or pursuant to a registration statement filed under the Securities Act. As of July 17, 2000 there would be 10,307,453 shares eligible for sale under Rule 144, including 163,331 shares which may be acquired upon conversion of Series A Convertible Preferred Stock and 4,534,696 shares which may be acquired upon the exercise of repricing warrants, calculated as set forth in the preceding paragraph.


     Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions or market-maker transactions an amount equal to the greater of:

     o    one percent (1%) of Compositech's issued and outstanding common stock;
          or

     o the average weekly trading volume of the common stock during the four calendar weeks prior to such sale.

     Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of Compositech and who has satisfied a two-year holding period. In addition, stockholders holding 1,380,308 shares (including shares which may be acquired upon exercise of outstanding warrants), are entitled in certain cases, subject to certain restrictions, to include their shares in any registration of securities by Compositech. The sale of substantial numbers of such shares, whether pursuant to Rule 144 or pursuant to a registration statement, may have a depressive effect on the market price of the common stock.

We May Not Be Able to Consummate the Merger with The Aeon Group, Inc.

     We have entered into a letter of intent to acquire The Aeon Group, Inc. pursuant to a merger transaction. The merger is subject to execution of definitive agreements and various actions, including approvals by the boards of directors and shareholders of each company. We can give no assurance that the merger will be consummated.

Forward-Looking Information Could be Wrong

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements deal with our future plans and growth strategies, as well as trends we anticipate in our industry. We base these forward-looking statements largely on our expectations, which are subject to risks and uncertainties often beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those described in this section and elsewhere in this prospectus. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact occur or prove to be accurate.

                       INFORMATION ABOUT COMPOSITECH LTD.

     We have developed a proprietary technology for the manufacture of innovative and superior copper-clad fiberglass epoxy laminates used to make printed circuit boards. Printed circuit boards are important parts of:

     o    personal computers;

     o    workstations;

     o    data communication equipment;

     o    internet servers; and

     o    telecommunications equipment.

     A continuing trend in electronics is to put more features in products while reducing their size. This has caused the printed circuit board industry to put more demands on the laminates they use. Laminates have to be stronger, more uniform electrically and stand higher temperatures.

     We invented a filament wound process for making laminates that uses the same raw materials as other conventional laminates. Other laminates use fiberglass cloth as a reinforcement. However, the weave pattern from the fiberglass cloth used as the reinforcement in other laminates makes a rough surface. Our CL200+ laminates made with our filament winding process are smoother and more stable and do not change size as much as other laminates in processing. Our laminates have a higher thermal rating than similar laminates, meaning they can stand higher temperatures during processing.

     Management believes that based on our tests and tests by customers and other users, the benefits of our laminates should enable printed circuit board manufacturers to:

     o decrease costs by reducing waste in the making of existing board designs because Compositech laminates are more stable, consistent and smoother and can stand higher temperatures; and

     o produce large printed circuit boards with a high number of layers because Compositech laminates are more stable and consistent during processing.

     Our laminates also enable the OEM end users of printed circuit boards to speed up the development of new products requiring denser circuitry by permitting features to be put closer together.

     Prior to December 3, 1999, we had focused our resources on utilizing our technology to manufacture laminates for the multilayer/high performance laminate segment of the market. In 1998, this market was $2.4 billion worldwide according to IPC, a trade organization and the United States' share of this market was $852 million.

     We have 30 patents in the United States and other major industrial countries. Our patents cover:

     o    our laminates;

     o    the process we use to make our laminates; and

     o    the equipment we use to make our laminates.

     Prior to December 3, 1999, Compositech's marketing efforts had been directed to expanding good working relations with leading-edge producers of printed circuit boards in North America. Compositech has sold its CL200+ laminates to a select group of these companies. We encouraged benchmark comparisons of our laminates with competitive laminates. In virtually all of these comparisons, CL 200+ was superior to other laminates used by these companies.

     During 1998, we received orders from Teradyne, Inc. to enable them to do extensive testing and qualification of our laminate for production of their backplanes. Backplanes are used in internet servers and telecommunications equipment and are planned to have as many as 64 layers. In April 1999, Sun Microsystems, an end user of printed circuit boards, approved the use of Compositech's CL200+ laminates in the manufacture of printed circuit boards for its use.

     In June 1999, as a result of the extensive testing and customer qualification, we entered into a supply and joint product development agreement with Teradyne, Inc. The agreement which was renewable provided for minimum annual purchase commitments for the first year. The Teradyne joint development agreement was terminated when the Company suspended manufacturing operations in December of 1999. Since the Company did not meet the minimum commitment under the agreement, Teradyne has the option of obtaining a non-exclusive royalty bearing license for the manufacture of CL200+ for their own internal use and to purchase certain production equipment. To date, Teradyne has not exercised the option to obtain this license.

     In the last half of 1999, we experienced a demand for product that was greater than our production capability. In addition, we were unable to obtain adequate financing to maintain or expand our manufacturing capabilities. On December 3, 1999, we suspended manufacturing operations and refocused our resources on locating suitable licensees, joint venture partners or purchasers for our technology. As a result, the staff was reduced from 124 employees to six. We expect to achieve our goals through the effective exploitation of our patented and proprietary products worldwide through licensing, strategic partnerships or selling our technology.

     Until December 3, 1999, we had focused our resources on utilizing our technology to manufacture and sell laminates for the multilayer/high performance laminate segment of the market to circuit board manufacturers in the United States and Canada with our own sales force and six independent sales representatives. Due to recent events, we have eliminated our sales staff and our Vice President of Sales has been assigned to working on our licensing program.

     On December 27, 1999, we signed a letter of intent with Netdirect International Corporation regarding a potential merger with them. On March 6, 2000, the parties terminated their merger discussions.

     As of December 31, 1999, Christopher F. Johnson resigned from his position as President and Chief Executive Officer and from the board of directors to accept a position with Park Electrochemical Corp., a manufacturer of laminates. At such time, Mr. Jonas Medney resumed his role as Chief Executive Officer.

     We have begun licensing discussions with several potential licensees and hired International Licensing Network as a consultant to assist in our licensing efforts. In March 2000, we formally launched our licensing program by sending proposals to a limited number of select candidates supported by recommendation letters from several OEM's and printed circuit board customers of ours. At the current date, we are having licensing discussions with five potential licensees. These include four laminate manufacturers and two suppliers to the industry.

     On October 16, 1997, we closed a transaction with four Quebec institutional investors (collectively, the "Quebec Investors") to form a 50/50 joint venture for the establishment of a plant in the greater Montreal area to manufacture Compositech's laminates. Our approximately $5.4 million capital investment in the joint venture was funded by the Quebec Investors purchasing 1,066,192 shares of our common stock.

     On November 26, 1999, Pierre LaFlamme, a member of our board of directors who was appointed by the Quebec Investors resigned from our board of directors. In December of 1999, we received notice from the Quebec Investors that they intended to begin the process of liquidation and dissolution of the Canadian joint venture due principally to our inability to finance ourselves adequately which resulted in an inability to obtain necessary financing for the joint venture in the required time periods. Under the liquidation terms of the joint venture agreement, the Quebec Investors received the proceeds of the liquidation of the assets of the joint venture, and they are in the process of transferring to us 949,585 shares of the 1,066,192 shares of the common stock originally purchased by them.

     On February 9, 1998, we entered into a joint venture agreement and patent, information and trademark agreement with a Taiwanese investor group to establish a joint venture to manufacture our laminates in Taiwan. We received $1 million as a license down payment and were to receive additional up-front license payments of $1 million upon the achievement of certain milestones. As part of the transaction, the joint venture acquired 587,372 shares of our common stock for $1 million and agreed to buy a like amount of shares for another $1 million within 30 days following approval of the joint venture license by the science park where the joint venture was proposed to be located. During 1998, we received an advance of $500,000 against the latter purchase of shares, substantially all of which we invested in the joint venture in accordance with the joint venture agreement.

     In October 1999, the joint venture partner informed us that the earthquake in Taiwan had affected their ability to raise capital and proposed a settlement of the joint venture agreement and license. As of February 7, 2000, we reached a settlement agreement with our joint venture partner/licensee which terminates the joint venture agreement and the license to use our proprietary technology in Taiwan. Under the terms of the settlement, in exchange for the issuance of 587,372 shares of our common stock, we retained the $1 million license down payment we received in 1998. Additionally, in exchange for the return of our equity interest in the joint venture, we retained the $500,000 advance we received to make the investment.

                               RECENT DEVELOPMENTS


     On June 2, 2000, we entered into a letter of intent to acquire The Aeon Group, Inc., a Business-to-Business (B2B) e-commerce software company pursuant to a merger transaction in which Compositech is the surviving corporation. The Aeon Group designs infrastructure connectivity solutions enabling rapid network communication across business processes. Under the terms of the transaction, all of the shares of The Aeon Group will be converted into shares of common stock of Compositech equal in number to 24.9% of the issued and outstanding shares of Compositech immediately after the acquisition and merger. The former shareholders of The Aeon Group will also receive additional shares of Compositech equivalent to 5% of the issued and outstanding shares of Compositech immediately after the merger for each $.50 increase in the market price of common stock, from and after the merger, up to $4.00 per share and 15% for each $0.50 increase thereafter, up to an overall cap of 90% of such shares, which would be achieved at a price of approximately $5.00 per share. They will also receive two-year warrants to purchase shares of common stock equal to 27% of the shares issued and outstanding immediately after the merger (and the exercise of warrants) at a price related to the current market price. A financing package, including bridge financing, will be part of the merger transaction. The current laminate business of Compositech will be put into a new wholly owned subsidiary. The merger is subject to execution of definitive agreements and various actions, including approvals by the boards of directors and shareholders of each company.

     The Aeon Group is a privately-held software company which operates through its wholly-owned subsidiary, Area 7 Technologies, Inc. The Aeon Group plans to be actively engaged in B2B e-commerce through a collaborative network of companies that leverages the collective knowledge and resources of the group. As part of this program, immediately prior to the merger, Area 7 Technologies will acquire a technology license from Eltegra, Inc., to use and market software related to legacy integration and connectivity management.

     Upon completion of the merger, the continuing company will be named The Aeon Group, Inc., and an application will be submitted for a change of Nasdaq symbol. Jonas Medney will continue as Chairman and Samuel S. Gross will continue as Chief Financial Officer. The Aeon Group, Inc. will name a new President and Chief Executive Officer, Chief Operating Officer and Chief Technology Officer. Ralph Segalowitz, Vice President of Technology, will continue to head up the CL200+ laminate technology-licensing program with technical assistance from Mr. Medney.

     On July 12, 2000, as part of the bridge financing mentioned above, we closed on a private placement of 500 shares of Series D 8% Convertible Preferred Stock ("Series D") for a total of $500,000, of which $100,000 was lent to The Aeon Group as required by the investor. The Series D stock is intended to be a bridge financing to be redeemed from future financings to be received in connection with the Merger. We also issued warrants to the purchaser to purchase 709,849 shares of common stock, of which number one-half is exercisable immediately, three-quarters is exercisable if the Series D stock is not redeemed within 120 days of closing and the balance is exercisable if the Series D stock is not redeemed within 180 days of closing.

                                  THE OFFERING


Securities Offered......................11,571,315 shares of common stock, par value $0.01 per share, offered by the
                                        selling stockholders. (1)

Common stock Outstanding
     prior to the offering..............20,034,590 shares as of July 17, 2000.
                                        (2)

Plan of Distribution....................The common stock offered by this prospectus may be sold from time to time in one or more transactions at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

Use of Proceeds.........................Compositech will not receive any of the proceeds from the sale of the shares of
                                        common stock offered by this prospectus.
                                        The proceeds, if any, from the exercise
                                        of warrants will be used for working
                                        capital and general corporate purposes.

Symbol for common stock.................CTEK

                         ------------------------------

(1) Includes 2,521,230 shares of common stock underlying common stock purchase warrants, 1,745,000 shares of common stock which is being registered in accordance with a contractual obligation as conversion shares for 54,000 shares of Compositech's Series C 8% Convertible Preferred Stock, 3,260,000 shares of common stock which is being registered in accordance with a contractual obligation as conversion shares for 500 shares of Compositech's Series D 8% Convertible Preferred Stock and 1,480,081 shares which may be issuable in the event certain term notes are converted into common stock.

(2) Does not include 6,883,677 shares issuable upon exercise of outstanding options and stock purchase warrants at a weighted exercise price of $3.90 per share, the outstanding shares of Series A convertible preferred stock, which are convertible into 163,331 shares of common stock at the option of the stockholder and 4,534,696 shares underlying repricing warrants assuming the holders of certain term notes convert the balance of the notes into common stock. The shares underlying the repricing warrants have been estimated based on a market price of $0.46 per share as defined in and using a formula contained in the repricing warrants. Compositech is negotiating with the holders of the repricing warrants to substantially reduce the number of shares issuable.


                                 USE OF PROCEEDS

     Compositech will not receive any proceeds resulting from the sale of the shares of common stock by the selling stockholders. See "Selling Stockholders."

     The warrants have exercise prices ranging from $0.688 per share to $2.647 per share. The warrants have to be exercised to purchase shares of common stock prior to the resale of the common stock offered by the selling stockholder pursuant to this offering. The exercise of all the warrants would result in total gross proceeds to Compositech of $2,980,764. In the event that any of the warrants are exercised in the future, net cash proceeds to Compositech would be used for working capital or general corporate purposes. We cannot predict whether, how and to what extent any warrants will be exercised.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information concerning the selling stockholders for whom we are registering the resale of shares of our common stock. The number of shares of common stock shown as securities owned prior to the offering and as shares to be offered includes the number of shares to be registered according to the agreements with the holders of the common stock and warrants. The footnotes to the selling stockholder table below indicate those selling stockholders which disclosed to us their holdings of our common stock and their ultimate control persons pursuant to filings under the Exchange Act.

     The beneficial ownership of the shares of common stock was determined in accordance with Rule 13d-3 under the Exchange Act to reflect the ownership of shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days of the date of this prospectus. As provided in the rule, shares issuable to any holder are deemed outstanding for the purpose of calculating the holder's beneficial ownership but not any other holder's beneficial ownership.

     The shares of common stock listed under the heading Shares to be Offered may include shares of common stock and common stock equivalents exercisable within 60 days of the date of this prospectus owned by selling stockholders that are being offered for sale by this prospectus.


                                                                                              Shares to be        Shares Owned
                                                     Securities Owned Prior to the Offering     Offered       after the Offering (1)
                                                 --------------------------------------------------------- ------------------------
                                                   Common                   Preferred
Name of selling stockholder                         Stock         Warrants   Stock (2) Term Notes               Shares           %
---------------------------                      ------------------------------------------------ -------- --------------       ---
Alan Bartelheimer                                  125,871         17,500                          143,371
Louis Berrick                                       60,328                                          60,328
Philip Clark                                        53,500                                          50,000          3,500        *
William C. Clement Trust                            30,000         15,500                           37,500          8,000        *
Craig Cleveland                                      5,000          1,250                            6,250
Alan R. Cohen                                       18,000          2,500                           12,500          8,000        *
Alan R. Cohen c/f Jessica W
Cohen - UGMA-NJ                                     15,000         24,250                           12,500         26,750        *

Thomas Counts                                       58,353          8,750                           61,203          5,900        *
Jeffrey Davis                                      175,681         43,000                          184,081         34,600        *
Mark Ferguson                                       25,000          3,750                           18,750         10,000        *
Oscar Garza                                        116,150          8,056                           63,678         60,528        *
Investor Resource Services,
Inc.                                               555,000        106,250                          356,250        305,000        1.1
Dr. Robert Klein                                    67,500         12,000                           60,000         19,500        *
James Lehman                                        70,000          6,000                           70,000          6,000        *
Jay J. Lobell                                      109,520          2,380                          111,900

                                                                                              Shares to be        Shares Owned
                                                     Securities Owned Prior to the Offering     Offered       after the Offering (1)
                                                 --------------------------------------------------------- ------------------------
                                                   Common                   Preferred
Name of selling stockholder                         Stock         Warrants   Stock (2) Term Notes               Shares           %
---------------------------                      ------------------------------------------------ -------- --------------       ---
Elmer Macke                                         83,250          7,500                           55,000         35,750        *
Daniel Mintz                                        20,000          5,000                           25,000
Edward Mirabile                                     38,572                                          28,572         10,000        *
Harry & Doris Mussie                               130,571         23,100                          100,071         53,600        *
Michael Pokel                                       42,347          5,750                           48,097
RBB Bank                                           163,934                                         163,934
RLH Options, Inc.                                   40,900         16,500                           37,500         19,900        *
Byron Rosenstein                                    28,000                                          28,000
Steven Rosner                                      136,303         85,000                          134,303         87,000        *
Michael Rucker                                      44,954          6,250                           51,204
Raymond Smith                                      110,964         38,000                          140,964          8,000        *
Elliot Sobol                                        10,000          2,500                           12,500
Ji-Ang Song                                        122,542         51,800                          146,017         28,325        *
Roy Stephens                                        43,569                                          43,569
Howard J. Stryker                                   57,675         35,750                           77,000         16,425        *
Debbie Sutz IRA                                    328,604         90,000                          418,604
Lawrence Unger                                      34,000         21,250                           34,000         21,250        *
Var Growth Corp.                                                  400,000                          400,000
Yu Family Trust                                     49,180                                          49,180
Arab Commerce Bank Ltd.(3)                                        362,354                162,341   200,341        324,354        1.1
Bronia GmbH (3)                                                   815,424                373,465   442,715        746,174        2.6
Correllus International Ltd.(3)                                   724,705                324,681   400,681        648,705        2.2
SovCap Equity Partners, Ltd.
(3)                                                769,563      2,910,925                509,814   824,614      3,365,688       11.5
Sovereign Capital Advisors,
LLC (3)                                                           383,159                109,780   273,601        219,338        *
The Shaar Fund Ltd.                                                75,000     1,745,000          1,820,000
The Gross Foundation, Inc.                                        709,849     3,260,000          3,969,849
Trautman Wasserman &
Company, Inc.(4)                                   100,000        484,970                            8,116        576,854        2.0
Trautman Wasserman Holding
Company, Inc.(5)                                    89,682                                          89,682
Gregory O. Trautman(6)                             185,752        126,377                          174,401        137,728        *

                                                                                              Shares to be        Shares Owned
                                                     Securities Owned Prior to the Offering     Offered       after the Offering (1)
                                                 --------------------------------------------------------- ------------------------
                                                   Common                   Preferred
Name of selling stockholder                         Stock         Warrants   Stock (2) Term Notes               Shares           %
---------------------------                      --------------------------------------------- ----------- --------------       ----
Mark Barbera (6)                                     5,000         91,954                           26,613         70,341        *
Mark Gillis (6)                                      2,400         96,491                           44,551         54,340        *
Jerome Snyder (6)                                                   1,100                            1,100
Samuel Wasserman (6)                                               53,225                           53,225
                                                 ---------------------------------------------  ---------- --------------       ----
Totals                                           4,122,665      7,875,119  5,005,000 1,480,081  11,571,315      6,911,550       25.9
                                                 ---------------------------------------------  ---------- --------------       ----


     (*) Assuming the sale of all shares of common stock being offered for sale by this prospectus, represents less than 1% of the outstanding common stock.

     (1) Represents shares of common stock and common stock equivalents owned after the offering assuming no further sales other than those made pursuant to this prospectus.

     (2) The total includes shares of common stock underlying conversion shares which may be issued only in the event certain shares of Compositech's Series C 8% Convertible Preferred Stock and certain shares of Compositech's Series D 8% Convertible Preferred Stock are converted into shares of common stock. In accordance with contractual obligations, Compositech is registering 1,745,000 shares underlying 54,000 shares of 8% Series C Convertible Preferred Stock and 3,260,000 shares, which represents 200% of the shares currently underlying 500 shares of Series D 8% Convertible Preferred Stock.

     (3) The total listed under warrants includes 4,534,696 shares of common stock underlying repricing warrants which may be issued only in the event certain term notes are converted into shares of common stock. The shares have been estimated based on a market price of $0.46 per share as defined in and using the formula contained in the repricing warrants. The 4,534,696 is allocated as follows : Arab Commerce Bank Ltd. - 324,354 shares, Bronia GmbH, - 746,174 shares, Correllus International Ltd., - 648,705 shares, SovCap Equity Partners, Ltd. - 2,596,125 shares and Sovereign Capital Advisors, LLC - 219,338 shares. The Company is negotiating with the holders of the repricing warrants to substantially reduce the number of shares issuable.

     (4) Trautman Wasserman & Company, Inc. is a market maker of Compositech's common stock and Redeemable Common Stock Warrants. In addition to their role as market maker, Trautman Wasserman & Company Inc. has received commissions from Compositech in the private placement sales of the Company's common stock. The securities listed under warrants include 210,000 shares underlying 105,000 of Compositech's Unit Purchase Options, enabling the holder to purchase units, at $7.50 per unit, consisting of a share of Compositech's common stock and a redeemable warrant to purchase a share of Compositech's common stock for $7.8125 per share.

     (5) Trautman Wasserman Holding Company Incorporated is a sister company of Trautman Wasserman & Company, Inc.

     (6) Mr. Trautman, Mr. Barbera, Mr. Gillis, Mr. Snyder and Mr. Wasserman are principals of the firm of Trautman Wasserman & Company, Inc. They individually disclaims beneficial ownership of shares attributable to Trautman Wasserman Holding Company Incorporated.

     ----------
          The shares of common stock are being registered under the Securities Act pursuant to the terms of certain registration rights agreements between the selling stockholders and Compositech entered into at the time the selling stockholders acquired the common stock and the warrants. Each selling stockholder will be entitled to receive all of the proceeds from the future sale of his or its shares of common stock. Except for the costs of including such shares of common stock within the registration statement of which this prospectus forms a part, which costs are borne by Compositech, the selling stockholders will bear all expenses of any offering by them of their shares of common stock, including the costs of their counsel and any sales commissions incurred.

                              PLAN OF DISTRIBUTION

     The selling stockholders or their transferees may, from time to time, sell all or a portion of the shares of common stock being registered pursuant to this prospectus in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

     o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o    privately negotiated transactions;

     o    short sales;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives of such securities, and may sell and deliver the shares in connection therewith or in settlement of securities loans. From time to time, the selling stockholders may pledge their shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares from time to time.

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders.

     Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     We have informed the selling stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to the sales of their shares offered hereby. We have also advised the selling stockholders of the requirement for delivery of this prospectus in connection with any sale of the shares offered hereby.

     Certain selling stockholders may from time to time purchase shares of common stock in the open market. These selling stockholders have been notified that they should not commence any distribution of shares unless they have terminated their purchasing and bidding for common stock in the open market as provided in applicable securities regulations.

     There is no assurance that the selling stockholders or their transferees will sell any or all of the shares offered by them in this prospectus.


                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "believe", "intend", "anticipate", "estimate", "continue" or similar words. These statements discuss future condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we incorporate by reference.


              WHERE YOU CAN FIND MORE INFORMATION ABOUT COMPOSITECH

     We file reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549; and at the SEC's Regional Offices at the 13th Floor, World Trade Center, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov.

     We distribute to our stockholders annual reports containing audited financial statements. Documents filed by us can also be inspected at the offices of The Nasdaq SmallCap MarketSM, 1735 K Street, NW, Washington, DC 20006-1500.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

     (1) Compositech's Quarterly Report on Form 10-QSB for the three months ended March 31, 2000

     (2)  Compositech's Current Report on Form 8-K dated March 7, 2000

     (3) Compositech's Annual Report on Form 10-KSB for the year ended December 31, 1999

     (4)  Compositech's Current Report on Form 8-K dated January 4, 2000

     (5) The description of our common stock contained in our Registration Statement on Form 8-A (File No. 0-20701), declared effective on July 2, 1996, by which our shares of common stock were registered under
          Section 12 of the Exchange Act and any other amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or calling us at:

                Compositech Ltd.
                710 Koehler Avenue
                Ronkonkoma, NY  11779
                Attention: Investor Relations
                Telephone: (631) 585-7710, Extension 114

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. The common stock will not be offered in any state where an offer is not permitted. Do not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

                                 LEGAL OPINIONS

     The validity of the shares of common stock offered hereby will be passed upon for Compositech and selling stockholders by Patterson, Belknap, Webb & Tyler LLP, 1133 Avenue of the Americas, New York, New York, 10036-6710.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report (Form 10-KSB) for the year ended December 31, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Compositech's ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Compositech or the selling stockholders. This prospectus does not constitute an offer to buy any of these securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.



                                    CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary ........................................................    5

Risk Factors ..............................................................    6

Information about Compositech .............................................   12

Recent Developments .......................................................   15

The Offering ..............................................................   16

Use of Proceeds ...........................................................   16

Selling Stockholders ......................................................   17

Plan of Distribution ......................................................   20

Forward-Looking Statements ................................................   21

Where You Can Find More
Information about Compositech .............................................   21

Information Incorporated by Reference .....................................   22

Legal Opinions ............................................................   22

Experts ...................................................................   22



                              11,571,315 Shares of
                                  Common Stock











                                COMPOSITECH LTD.







                          ----------------------------

                                   PROSPECTUS
                          ____________________________




                                 July ____, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various estimated amount of fees and expenses payable in connection with this offering other than sales commissions. All such expenses will be borne by the Registrant.

                Item                                          Amount of Expenses
                ----                                          ------------------

Commission Registration Fees ...............................       $ 1,872

Printing Expenses ..........................................         2,000

Accounting Fees and Expenses ...............................         4,000

Legal Fees and Expenses ....................................        10,000

Miscellaneous ..............................................         1,000
                                                                   -------

         Total .............................................       $18,872
                                                                   =======

----------

Item 15. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware and Article Eighth of Compositech's Restated Certificate of Incorporation contain provisions for indemnification of officers, directors, employees and agents of Compositech. The Amended and Restated Certificate of Incorporation requires Compositech to indemnify such persons to the full extent permitted by Delaware law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in , or not opposed to, the best interest of Compositech. Indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

     Compositech has directors' and officers' liability insurance. Such insurance may cover liabilities asserted against any present or past director or officer incurred in the capacity of director or officer arising out of such status, whether or not Compositech would have the power to indemnify such person.

Item 16. Exhibits.

 Exhibit
 Number                                                   Exhibit
--------------------------------------------------------------------------------

  3.1 Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1996.)

  3.2 Amendment to the Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

  3.3    By-Laws, As Amended, of the Company. (Incorporated by reference to
         Exhibit xx previously filed with Compositech's Registration Statement on Form SB-2, Reg. No. 333-3564-NY)

  3.4 Certificate of Designations for 7% Series B Convertible Preferred Stock dated as of May 29, 1998 (Incorporated by reference to Exhibit 3.4 previously filed with Compositech's Form 8K dated May 29, 1998.)

  3.5 Certificate of Designation for the Company's Series C 8% Convertible Preferred Stock, filed on November 1, 1999. (Incorporated by reference to Exhibit 3.5 previously filed with Compositech's Form 10-QSB for the quarterly period ended September 30, 1999.)

  3.6 Certificate of Correction of Certificate of Designation for the Company's Series C 8% Convertible Preferred Stock, filed on November 8, 1999. (Incorporated by reference to Exhibit 3.6 previously filed with Compositech's Form 10-QSB for the quarterly period ended September 30, 1999.)

  3.7* Certificate of Designation for the Company's Series D 8% Convertible Preferred Stock, filed on July 10, 2000.

  5.1* Opinion of Patterson, Belknap, Webb & Tyler LLP, special counsel for the Registrant, as to the legality of the securities being offered.

 10.1 Bridge Note Purchase Agreement dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit
         10.37 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.2 Form of Bridge Note dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.38 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998. )

 10.3 Form of Attached Repricing Warrant dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.39 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.4 Form of Common Stock Purchase Warrant dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.40 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.5 Registration Rights Agreement dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit
         10.41 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.6 Placement Agency Agreement dated March 16, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to Exhibit
         10.42 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998 .)

 10.7 Sovereign Warrant Agreement dated March 16, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to
         Exhibit 10.43 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.8 Sovereign Warrant Certificate dated March 16, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to
         Exhibit 10.44 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.9 First Amendment to Bridge Note Purchase Agreement, dated April 21, 1999, between Compositech and Purchasers of the Second Closing Bridge Notes. (Incorporated by reference to Exhibit 10.45 previously filed with Compositech's Form 10-QSB for the period ended June 30, 1999.)

 10.10 Second Amendment to Bridge Note Purchase Agreement, dated July 28, 1999, between Compositech and Purchasers of the Third Closing Bridge Notes. (Incorporated by reference to Exhibit 10.46 previously filed with Compositech's Form 10-QSB for the period ended June 30, 1999.)

 10.11 Second Amendment to the Registration Rights Agreement, dated July 28, 1999, between Compositech and the Purchasers of the First, Second and Third Closing Bridge Notes. (Incorporated by reference to Exhibit 10.47 previously filed with Compositech's Form 10-QSB for the period ended June 30, 1999.)

 10.12 Letter agreement, dated November 22, 1999, concerning the Series 1 Bridge Note Purchase and Security Agreement, as amended, between Compositech and certain Purchasers (Incorporated by reference to Exhibit 10.57 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.13 Convertible Preferred Stock Purchase Agreement, dated as of November 5, 1999 between the Company and The Shaar Fund Ltd. (Incorporated by reference to Exhibit 10.51 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.14 Registration Rights Agreement dated as of November 5, 1999, between the Company and The Shaar Fund Ltd. (Incorporated by reference to Exhibit
         10.52 previously filed Exhibit to Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.15 Common Stock Purchase Warrant dated November 5, 1999 between the Company and The Shaar Fund Ltd. (Incorporated by reference to Exhibit
         10.53 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999 as Exhibit 10.53.)

 10.16 Form of Investor Subscription Agreement between Compositech and certain investors in connection with a private placement of Compositech's common stock which had its final closing on July 27, 1999. (Incorporated by reference to Exhibit 10.55 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.17 Form of Common Stock Purchase Warrant issued in connection with Compositech's private placement, which had its final closing on July 27, 1999. (Incorporated by reference to Exhibit 10.56 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.18 Form of Series 1 Bridge Financing Note dated October 4, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.58 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.19 Form of Common Stock Purchase Warrant dated October 4, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.59 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.20 Form of Attached Repricing Warrant dated October 4, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.60 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.21 Secured Convertible Bridge Financing Note dated October 4, 1999 between Compositech and Sovereign Capital Advisors, LLC (Incorporated by reference to Exhibit 10.61 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.22 Sovereign Warrant Agreement dated October 4, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to
         Exhibit 10.62 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.23 Form of Promissory Note between Compositech and certain qualified investors with a term of 14 days (Incorporated by reference to Exhibit
         10.63 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.24 Form of Promissory Note between Compositech and certain qualified investors with a term of 30 days (Incorporated by reference to Exhibit
         10.64 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.25 Form of Promissory Note between Compositech and certain qualified investors with a term of 30 days and time-dependent warrant coverage (Incorporated by reference to Exhibit 10.65 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.26 Form of Common Stock Purchase Warrant issued in connection with Compositech's private placements. (Incorporated by reference to Exhibit
         10.66 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.27 Form of Convertible Promissory Note between the Company and certain investors in connection with a private placement of short term bridge notes which had its most recent closing on January 16, 2000 (Incorporated by reference to Exhibit 10.67 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.28 Form of Investor Subscription Agreement between Compositech and certain investors in connection with a private placement of Compositech's common stock which had its most recent closing on June 26, 2000. (Incorporated by reference to Exhibit 10.70 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.29 Form of Amendment to Bridge Financing Notes between Compositech and certain investors dated March 31, 2000. (Incorporated by reference to Exhibit 10.71 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.30 Agreement dated March 31, 2000 between Compositech and Sovereign Capital Advisors, LLC to extend the due date of a Secured Convertible Bridge Financing Note. (Incorporated by reference to Exhibit 10.72 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.31 Agreement between Compositech and SovCap Equity Partners, Ltd., Sovereign Capital Advisors LLC, Arab Commerce Bank, Ltd., Correllus International Ltd. and Bronia GmbH dated April 21, 2000, to extend the due dates on certain Secured Convertible Bridge Financing Notes to July 15, 2000. (Incorporated by reference to Exhibit 10.73 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.32* Letter Agreement, dated June 2, 2000, between Compositech and Sovereign Capital Advisors, LLC, to extend the due date on a certain Secured Convertible Bridge Financing Note.

 10.33* Letter Agreement, dated June 26, 2000 between Compositech and SovCap Equity Partners, Ltd., Sovereign Capital Advisors LLC, Arab Commerce Bank, Ltd., Correllus International Ltd. and Bronia GmbH, extending the term of the Repricing Warrants from 90 days to 180 days.

 10.34* Letter Agreement between Compositech and SovCap Equity Partners, Ltd., Sovereign Capital Advisors LLC, Arab Commerce Bank, Ltd., Correllus International Ltd. and Bronia GmbH dated July 14, 2000, to extend the due dates on certain Bridge Financing Notes.

 10.35* Letter Agreement, dated July 7, 2000, between Compositech and SovCap Equity Partners, Ltd., as Representative for the Purchasers amending certain Bridge Note Purchase and Security Agreements as to certain collateral.

 10.36* Convertible Preferred Stock and Warrants Purchase Agreement dated July 7, 2000 between Compositech and The Gross Foundation, Inc.

 10.37* Registration Rights Agreement dated as of July 7, 2000, between Compositech and The Gross Foundation, Inc.

 10.38* Common Stock Purchase Warrant dated July 12, 2000 between Compositech and The Gross Foundation, Inc.

 10.39* Letter Agreement, dated July 19, 2000, between Compositech and SovCap Equity Partners, Ltd., as Representative for the Purchasers amending certain Registration Rights Agreements.

 23.1*   Consent of Ernst & Young LLP

 23.2*   Consent of Patterson, Belknap, Webb & Tyler LLP (contained in Exhibit
         5.1)

 24*     Power of Attorney (see signature pages of Registration Statement)

-------------
   *  Filed herewith

Item 17.  Undertakings.

          (a)  The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

     (iii) to include any material information with respect to the Plan of Distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply to this registration statement if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act and incorporated by reference in this registration statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15 (d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in the first paragraph of Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in said Securities Act and is, therefore, unenforceable. In the event that as claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hamlet of Ronkonkoma, State of New York, on July 21, 2000.

                                                     COMPOSITECH LTD.

Date: July 21, 2000                     By: /S/ Jonas Medney
                                            ---------------------------------
                                            Jonas Medney
                                            Chairman and Chief Executive Officer
                                            (Principal Executive Officer)

     In accordance with the Securities Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints each of Jonas Medney and Samuel S. Gross his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to take such actions in, and file with the appropriate authorities in, whatever states said attorney-in-fact and agent shall determine, such applications, statements, consents and other documents as may be necessary or expedient to register securities of Compositech for sale, granting unto said attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf.


         /S/ Jonas Medney                                          July 21, 2000
--------------------------------------------
 Jonas Medney
 Chairman of the Board, Chief Executive Officer
 and Director



         /S/ Samuel S. Gross                                       July 21, 2000
--------------------------------------------
 Samuel S. Gross
 Executive Vice President, Secretary, Treasurer
 and Director
 (Principal Financial and Accounting Officer)



         /S/ Fred E. Klimpl                                        July 21, 2000
--------------------------------------------
 Fred E. Klimpl, Director


         /S/ Willard T. Jackson                                    July 21, 2000
--------------------------------------------
 Willard T. Jackson, Director

         /S/ Robert W. Middleton                                   July 21, 2000
--------------------------------------------
 Robert W. Middleton, Director


         /S/ Heinz-Gerd Reinkemeyer                                July 21, 2000
--------------------------------------------
 Heinz-Gerd Reinkemeyer, Director


         /S/ James W. Taylor                                       July 21, 2000
--------------------------------------------
 James W. Taylor, Director

INDEX TO EXHIBITS

 Exhibit
 Number                                 Exhibit
--------------------------------------------------------------------------------

  3.1 Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1996.)

  3.2 Amendment to the Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

  3.3    By-Laws, As Amended, of the Company. (Incorporated by reference to
         Exhibit xx previously filed with Compositech's Registration Statement on Form SB-2, Reg. No. 333-3564-NY)

  3.4 Certificate of Designations for 7% Series B Convertible Preferred Stock dated as of May 29, 1998 (Incorporated by reference to Exhibit 3.4 previously filed with Compositech's Form 8K dated May 29, 1998.)

  3.5 Certificate of Designation for the Company's Series C 8% Convertible Preferred Stock, filed on November 1, 1999. (Incorporated by reference to Exhibit 3.5 previously filed with Compositech's Form 10-QSB for the quarterly period ended September 30, 1999.)

  3.6 Certificate of Correction of Certificate of Designation for the Company's Series C 8% Convertible Preferred Stock, filed on November 8, 1999. (Incorporated by reference to Exhibit 3.6 previously filed with Compositech's Form 10-QSB for the quarterly period ended September 30, 1999.)

  3.7* Certificate of Designation for the Company's Series D 8% Convertible Preferred Stock, filed on July 10, 2000.

  5.1* Opinion of Patterson, Belknap, Webb & Tyler LLP, special counsel for the Registrant, as to the legality of the securities being offered.

 10.1 Bridge Note Purchase Agreement dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit
         10.37 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.2 Form of Bridge Note dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.38 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998. )

 10.3 Form of Attached Repricing Warrant dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.39 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.4 Form of Common Stock Purchase Warrant dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.40 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.5 Registration Rights Agreement dated March 16, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit
         10.41 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.6 Placement Agency Agreement dated March 16, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to Exhibit
         10.42 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998 .)

 10.7 Sovereign Warrant Agreement dated March 16, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to
         Exhibit 10.43 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.8 Sovereign Warrant Certificate dated March 16, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to
         Exhibit 10.44 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1998.)

 10.9 First Amendment to Bridge Note Purchase Agreement, dated April 21, 1999, between Compositech and Purchasers of the Second Closing Bridge Notes. (Incorporated by reference to Exhibit 10.45 previously filed with Compositech's Form 10-QSB for the period ended June 30, 1999.)


 10.10 Second Amendment to Bridge Note Purchase Agreement, dated July 28, 1999, between Compositech and Purchasers of the Third Closing Bridge Notes. (Incorporated by reference to Exhibit 10.46 previously filed with Compositech's Form 10-QSB for the period ended June 30, 1999.)

 10.11 Second Amendment to the Registration Rights Agreement, dated July 28, 1999, between Compositech and the Purchasers of the First, Second and Third Closing Bridge Notes. (Incorporated by reference to Exhibit 10.47 previously filed with Compositech's Form 10-QSB for the period ended June 30, 1999.)

 10.12 Letter agreement, dated November 22, 1999, concerning the Series 1 Bridge Note Purchase and Security Agreement, as amended, between Compositech and certain Purchasers (Incorporated by reference to Exhibit 10.57 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.13 Convertible Preferred Stock Purchase Agreement, dated as of November 5, 1999 between the Company and The Shaar Fund Ltd. (Incorporated by reference to Exhibit 10.51 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.14 Registration Rights Agreement dated as of November 5, 1999, between the Company and The Shaar Fund Ltd. (Incorporated by reference to Exhibit
         10.52 previously filed Exhibit to Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.15 Common Stock Purchase Warrant dated November 5, 1999 between the Company and The Shaar Fund Ltd. (Incorporated by reference to Exhibit
         10.53 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999 as Exhibit 10.53.)

 10.16 Form of Investor Subscription Agreement between Compositech and certain investors in connection with a private placement of Compositech's common stock which had its final closing on July 27, 1999. (Incorporated by reference to Exhibit 10.55 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999.)

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


 10.17 Form of Common Stock Purchase Warrant issued in connection with Compositech's private placement, which had its final closing on July 27, 1999. (Incorporated by reference to Exhibit 10.56 previously filed with Compositech's Form 10-QSB for the period ended September 30, 1999.)

 10.18   Form of Series 1 Bridge Financing Note dated October 4,
         1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.58 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.19 Form of Common Stock Purchase Warrant dated October 4, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.59 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.20 Form of Attached Repricing Warrant dated October 4, 1999 between Compositech and SovCap Equity Partners, Ltd. (Incorporated by reference to Exhibit 10.60 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.21 Secured Convertible Bridge Financing Note dated October 4, 1999 between Compositech and Sovereign Capital Advisors, LLC (Incorporated by reference to Exhibit 10.61 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.22 Sovereign Warrant Agreement dated October 4, 1999 between Compositech and Sovereign Capital Advisors LLC. (Incorporated by reference to
         Exhibit 10.62 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.23 Form of Promissory Note between Compositech and certain qualified investors with a term of 14 days (Incorporated by reference to Exhibit
         10.63 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.24 Form of Promissory Note between Compositech and certain qualified investors with a term of 30 days (Incorporated by reference to Exhibit
         10.64 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.25 Form of Promissory Note between Compositech and certain qualified investors with a term of 30 days and time-dependent warrant coverage (Incorporated by reference to Exhibit 10.65 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.26 Form of Common Stock Purchase Warrant issued in connection with Compositech's private placements. (Incorporated by reference to Exhibit
         10.66 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.27 Form of Convertible Promissory Note between the Company and certain investors in connection with a private placement of short term bridge notes which had its most recent closing on January 16, 2000 (Incorporated by reference to Exhibit 10.67 previously filed with Compositech's Form 10-KSB for the year ended December 31, 1999.)

 10.28 Form of Investor Subscription Agreement between Compositech and certain investors in connection with a private placement of Compositech's common stock which had its most recent closing on June 26, 2000. (Incorporated by reference to Exhibit 10.70 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

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


 10.29 Form of Amendment to Bridge Financing Notes between Compositech and certain investors dated March 31, 2000. (Incorporated by reference to Exhibit 10.71 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.30 Agreement, dated March 31, 2000, between Compositech and Sovereign Capital Advisors, LLC to extend the due date of a Secured Convertible Bridge Financing Note. (Incorporated by reference to Exhibit 10.72 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.31 Agreement between Compositech and SovCap Equity Partners, Ltd., Sovereign Capital Advisors LLC, Arab Commerce Bank, Ltd., Correllus International Ltd. and Bronia GmbH dated April 21, 2000, extending the due dates on certain Bridge Financing Notes till July 15, 2000. (Incorporated by reference to Exhibit 10.73 previously filed with Compositech's Form 10-QSB for the three months ended March 31, 2000.)

 10.32* Letter Agreement, dated June 2, 2000, between Compositech and Sovereign Capital Advisors, LLC, extending the due date on a certain Bridge Financing Note till July 21, 2000.

 10.33* Letter Agreement, dated June 26, 2000 between Compositech and SovCap Equity Partners, Ltd., Sovereign Capital Advisors LLC, Arab Commerce Bank, Ltd., Correllus International Ltd. and Bronia GmbH, extending the term of the Repricing Warrants from 90 days to 180 days.

 10.34* Letter Agreement between Compositech and SovCap Equity Partners, Ltd., Sovereign Capital Advisors LLC, Arab Commerce Bank, Ltd., Correllus International Ltd. and Bronia GmbH dated July 14, 2000, to extend the due dates on certain Bridge Financing Notes.

 10.35* Letter Agreement, dated July 7, 2000, between Compositech and SovCap Equity Partners, Ltd., as Representative for the Purchasers amending certain Bridge Note Purchase and Security Agreements as to certain collateral.

 10.36* Convertible Preferred Stock and Warrants Purchase Agreement dated July 7, 2000 between Compositech and The Gross Foundation, Inc.

 10.37* Registration Rights Agreement dated as of July 7, 2000, between Compositech and The Gross Foundation, Inc.

 10.38* Common Stock Purchase Warrant dated July 12, 2000 between Compositech and The Gross Foundation, Inc.

 10.39* Letter Agreement, dated July 19, 2000, between Compositech and SovCap Equity Partners, Ltd., as Representative for the Purchasers amending certain Registration Rights Agreements.

 23.1*   Consent of Ernst & Young LLP

 23.2*   Consent of Patterson, Belknap, Webb & Tyler LLP (contained in Exhibit
         5.1)

 24*     Power of Attorney (see signature pages of Registration Statement)

-------------
          *  Filed herewith


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